Buglisi Recobs Group, Inc.

Financial Statements

December 31, 2025 and 2024

Table of Contents

TESSERACT ADVISORY GROUP

Independent Accountant's Review Report

To Management of:
Buglisi Recobs Group, Inc.

We have reviewed the accompanying financial statements of Buglisi Recobs Group, Inc. (the Company), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, statements of changes in stockholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.


Tesseract Advisory Group LLC

____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
September 8, 2026

Buglisi Recobs Group, Inc.

Balance Sheets

As of December 31, 2025 and 2024

	2025	2024
Assets		
Current assets		
Cash and cash equivalents	$ 172,210	$ 670,477
Receivables	421,508	257,658
Inventories	924,645	1,198,547
Other current assets	1,924	75
Total current assets	1,520,287	2,126,757
Noncurrent assets		
Capitalized R&D	40,784	14,531
Trademark intangible asset, net	25,731	34,308
Total noncurrent assets	66,515	48,839
Total assets	$ 1,586,802	$ 2,175,596
Liabilities and stockholders' equity		
Liabilities		
Current liabilities		
Accounts payable and accrued expenses	343,263	216,049
Debt, current	250,000	-
Total current liabilities	593,263	216,049
Noncurrent liabilities		
Debt, noncurrent	987,428	1,009,931
SAFE liabilities	1,375,000	1,000,000
Total noncurrent liabilities	2,362,428	2,009,931
Total liabilities	2,955,691	2,225,980
Stockholders' equity		
Preferred stock, authorized 2,500,000 shares; 2,364,630 and 2,364,630 shares issued and outstanding, respectively; $0.001 par value per share	2,365	2,365
Common stock, authorized 12,500,000 shares; 2,800,000 and 2,800,000 shares issued and outstanding, respectively; $0.001 par value per share	2,800	2,800
Additional paid-in capital	4,347,336	4,347,336
Accumulated Deficit	(5,721,390)	(4,402,885)
Total stockholders' equity	(1,368,889)	(50,384)
Total liabilities and stockholders' equity	$ 1,586,802	$ 2,175,596

See independent accountant's review report

The accompanying notes are an integral part of these financial statements.

Buglisi Recobs Group, Inc.

Statements of Operations

For the years ended December 31, 2025 and 2024

	2025	2024
Revenues	$ 1,524,818	$ 1,045,523
Cost of goods sold	863,330	578,102
Gross profit	661,488	467,421
Operating expenses		
Salaries and wages, selling, general and administrative	551,727	495,941
Advertising and promotion	440,804	248,078
Sales contractors	206,122	177,048
Legal and other professional fees and services	133,955	148,285
Storage	134,228	63,758
Shipping and handling	98,404	43,687
Software and website	63,512	36,944
Service fees	14,560	23,358
Travel, meals and entertainment	19,471	17,315
Rent	2,963	14,176
Insurance	19,059	8,998
Other operating expense	108,004	51,967
Charitable contributions and donations	3,100	3,689
Intangible amortization	8,577	8,577
Taxes other than income taxes	7,607	3,734
Research and development	5,918	11,865
Total operating expenses	1,818,011	1,357,420
Operating income (loss)	(1,156,523)	(889,999)
Other income (expense)		
Interest income	-	72
Interest expense	(70,326)	(43,875)
Nonrecurring inventory adjustment	(91,734)	-
Miscellaneous other income	78	-
Total Other income (expense)	(161,982)	(43,803)
Net income (loss)	$ (1,318,505)	$ (933,802)

See independent accountant's review report

The accompanying notes are an integral part of these financial statements.

Buglisi Recobs Group, Inc.

Statements of Changes in Stockholders' Equity

For the years ended December 31, 2025 and 2024

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2023	2,364,630	$ 2,365	2,800,000	$ 2,800	$ 4,347,336	$ (3,469,083)	$ 883,418
Net income (loss)	-	-	-	-	-	(933,802)	(933,802)
Balance at December 31, 2024	2,364,630	2,365	2,800,000	2,800	4,347,336	(4,402,885)	(50,384)
Net income (loss)	-	-	-	-	-	(1,318,505)	(1,318,505)
Balance at December 31, 2025	2,364,630	$ 2,365	2,800,000	$ 2,800	$ 4,347,336	$ (5,721,390)	$ (1,368,889)

See independent accountant's review report

The accompanying notes are an integral part of these financial statements.

Buglisi Recobs Group, Inc.

Statements of Cash Flows

For the years ended December 31, 2025 and 2024

		2025		2024
Cash flows from operating activities				
Net income (loss)	$	(1,318,505)	$	(933,802)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities				
Depreciation and amortization		8,577		8,577
(Increase) decrease in operating assets:				
Accounts receivable		(163,850)		(26,605)
Inventories		273,902		(873,602)
Prepaid expenses		-		500
Other assets		(1,849)		-
Increase (decrease) in operating liabilities:				
Accounts payable and accrued liabilities		127,214		1,704
Net cash provided by (used in) operating activities		(1,074,511)		(1,823,228)
Cash flows from investing activities				
Purchase of intangible assets		-		(15,198)
Payments for capitalized research & development		(26,253)		(9,031)
Net cash provided by (used in) investing activities		(26,253)		(24,229)
Cash flows from financing activities				
Proceeds from issuance of debt		250,000		746,908
Repayment of debt		(27,364)		(125,000)
Proceeds from issuance of officer loan		4,861		200,000
Proceeds from issuance of SAFE's		375,000		525,000
Net cash provided by (used in) financing activities		602,497		1,346,908
Net increase (decrease) in cash and cash equivalents		(498,267)		(500,549)
Cash and cash equivalents at beginning of year		670,477		1,171,026
Cash and cash equivalents at end of year	$	172,210	$	670,477
Reconciliation of cash, cash equivalents, and restricted cash				
Cash and cash equivalents	$	172,210	$	670,477
Supplemental cash flow information				
Cash paid during the year for				
Interest	$	21,405	$	43,874
Income taxes	$	675	$	175

See independent accountant's review report

The accompanying notes are an integral part of these financial statements.

Buglisi Recobs Group, Inc.
Notes to the Financial Statements
For the years ended December 31, 2025 and 2024

1. Summary of Significant Accounting Policies

a. Nature of Operations

Buglisi Recobs Group, Inc. (the Company) is a beverage alcohol company that develops, produces, and markets branded distilled spirits products in the United States. The Company operates two consumer brands:

Misunderstood Whiskey is a whiskey line specializing in premium flavored expressions, including its Ginger Spiced Whiskey and Orange Blossom Bourbon. Founders, Christopher Buglisi and Joshua Recobs, developed the first expression, Misunderstood Ginger Spiced Whiskey in their kitchen. Their goal was to blend a whiskey that was neither too harsh or too sweet, made with no artificial flavors, additives, or sweeteners, yet bottled at a reputable 80 proof. The result is a complex and approachable spirit with layered notes and a smooth ginger finish. They continued this journey for premium infused whiskey with their second release, Orange Blossom Bourbon, that celebrates spring's bloom with notes of fresh citrus, vanilla bean, and orange blossom honey. Also, it manufactures a seasonal dairy free hard eggnog, Misunderstood Oat Nog.

OATRAGEOUS is a portfolio of dairy-free cream liqueurs produced from oat milk cream and bourbon whiskey, in place of the dairy cream base used in conventional cream liqueurs. The portfolio includes bourbon cream, espresso, and coconut. Products are dairy free, gluten free, seed oil free and made without artificial flavors.

Products are sold in 750mL and 50mL formats. In 2025, the Company began development of a 100mL ready-to-drink canned line which sales commenced in August 2026. The Company will also launch 375mLs of its core OATRAGEOUS expressions in Q1 2027.

From time to time, the Company has and will develop private label brands for key retailers. The Company developed Kind Valley, a dairy free cream liqueur for the Total Wine Spirits Direct program and began distribution in February 2026.

Revenue
The Company generates revenue principally from the wholesale sale of finished branded spirits products. The Company does not sell directly to consumers in the ordinary course, and does not derive revenue from subscriptions, licensing, or royalties.

1. Summary of Significant Accounting Policies (Continued)

a. Nature of Operations (Continued)

Consistent with the three-tier regulatory structure governing beverage alcohol distribution in the United States, the Company sells products to licensed distributors and wholesalers, and in control jurisdictions to state alcoholic beverage authorities. Those parties in turn resell to licensed retail and on-premise accounts. The Company's revenue is therefore recognized on sale to the distributor or control-state authority, and the Company's retail and on-premise placements are serviced by, and its receivables are due from, those intermediaries rather than the end retailer.

The Company's customers during the periods presented included national and regional wholesalers: Breakthru Beverage, Fedway, Empire Merchants, Empire Distributors, The Wine Company of Minnesota, Green Light Distribution, Ruby Wine and Spirits, and Martignetti. The Company also sells to state liquor control boards in Michigan and Pennsylvania.

The Company’s e-commerce platform is also fulfilled through the three-tier distribution system and demonstrates a customer interface on the website to select and ship products to a wide variety of states. Those orders are then signaled to retailers in different states to ship to the end customer.

Target Markets
The Company's products are sold exclusively in the United States. The Company's products were available in approximately 2,935 account doors across 14 states as of December 31, 2025, including national and regional off-premise chains.

Both brands serve a common consumer: the adult legal-drinking-age purchaser between the ages of 25 and 40 who selects spirits on the basis of flavor profile, brand story, and social occasion rather than category loyalty. This consumer is exploratory, values products that feel considered rather than mass-marketed, and increasingly treats dietary inclusivity as a factor in what they serve to others. Misunderstood Whiskey addresses two segments within this group. The first is the consumer entering the whiskey category who finds traditional expressions harsh or inaccessible; Ginger Spiced and Orange Blossom provides an approachable point of entry. The second is the established home cocktail maker seeking a genuine 80 proof base with authentic flavor and no artificial sweeteners. The brand appeals to both males and females, with a slight skew towards the male demographic, though substantially less so than unflavored bourbon, as the packaging, ease of drinking and cocktail applications broaden appeal.

1. Summary of Significant Accounting Policies (Continued)

a. Nature of Operations (Continued)

OATRAGEOUS addresses three overlapping segments. The first consists of consumers who avoid dairy out of necessity and for whom the conventional cream liqueur category has offered no alternative. The second consists of consumers who have adopted plant-based products by preference and for whom an oat base is an expected rather than a compromised format. The third consists of hosts and gift purchasers who are not themselves dairy-free but who select the product so that all guests may participate. The brand indexes female for its quality ingredients and allergen appeal, and cocktail use. The two brands are consumed by the same household on different occasions, which allows the Company to serve a single consumer across two categories and to leverage a shared cost of acquisition.

The Company also sells into the travel and transportation channel. In 2025, the Company entered into a distribution agreement with JetBlue Airlines to serve its OATRAGEOUS Espresso product on its flights nationally. The company began shipping products for JetBlue in May 2026.

Promotion
The Company markets its products through a combination of consumer-directed and trade-directed activity. Consumer-directed activity includes in-store product tastings and sampling conducted at licensed off-premise retail accounts, participation in consumer events and festivals, digital and social advertising, point-of-sale materials and price promotions. Trade-directed activity includes education and training for distributor sales personnel, depletion and volume incentives paid to distributors, price promotions through the distribution chain, and field sales support provided by employees and independent sales contractors who call on distributors and their retail accounts. All promotional activity is conducted through licensed distributors and in accordance with applicable federal and state trade practice regulations.

Operating locations
The Company's principal address is located at 111 Town Square Place, Ste. 1238, Jersey City, NJ, 07310 which is used for mailing and administrative purposes. All employees work remotely.

1. Summary of Significant Accounting Policies (Continued)

a. Nature of Operations (Continued)

The Company does not own or operate distilling, blending, or bottling facilities. Production is performed by third-party contract producers under supply arrangements, and the Company sources its base spirits, flavors, packaging, and closures from third-party suppliers, including suppliers located outside the United States. The Company works with partners to develop products to be marketed and sold.

Finished goods warehousing, fulfillment, and certain back-office functions were performed during the periods presented by a third-party service provider. Subsequent to year end 2025, the Company entered into a warehousing agreement with a third-party facility in Kentucky; the transition of warehousing operations had not been completed as of the date of these financial statements.

The Company's employees are located in TX, NJ and FL. The Company also engages independent sales contractors and brand ambassadors.

Future plans
Management's plans include continued expansion of the Company's ready-to-drink product line, development of additional expressions within the existing brand portfolio including a super-premium whiskey offering currently launching this year, entry into additional geographic markets, expansion of the Company's sales organization, increased investment in consumer marketing and brand awareness, and evaluation of strategic partnership opportunities.

b. Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

c. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (Continued)

d. Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2025 and 2024, cash equivalents consisted primarily of deposits held in business checking and savings accounts.

The Company maintains cash balances at U.S. banks, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 for each institution. The Company's cash balances at times exceeded federally insured limits. The Company has not experienced any losses and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

e. Accounts Receivable

Accounts receivable include amounts billed and currently due from customers of which the Company has an unconditional right to receive. The amounts due are stated at their estimated net realizable value. The Company extends credit to its customers and does not require collateral. An allowance for credit losses is maintained to provide for the estimated amount of receivables that will not be collected. The allowance is based on the Company's assessment of the collectibility of receivables with similar risk characteristics. The Company writes off uncollectible receivables against the allowance when the likelihood of collection is remote. Recoveries of receivables previously written off are recognized as an offset to provision for credit loss in the year of recovery.

As of December 31, 2025 and 2024, the allowance for credit losses was $0 and $0, respectively.

f. Investments

The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income.

1. Summary of Significant Accounting Policies (Continued)

g. Inventories

Inventories consist of finished goods and work in process and are stated at lower of cost or net realizable value using the LIFO method, under which the most recently incurred costs are charged to cost of goods sold. Inventories are adjusted for estimated excess and obsolete items based upon assumptions about future demand and market conditions when necessary. As of December 31, 2025 and 2024, the allowance for excess and obsolete inventory was $0 and $0, respectively.

h. Long-lived Asset Impairment

The Company reviews its long-lived assets, including finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income.

i. Trademark Intangible Assets

Trademark intangible assets are initially measured based on their cost. Trademark intangible assets are being amortized on a straight-line basis over a period of 5 years. Such assets are periodically evaluated as to the recoverability of carrying values.

j. Compensated Absences

The Company does not record a liability for employee's compensation for future absences as the amount cannot be reasonably estimated.

k. Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $440,804 and $248,078 in 2025 and 2024, respectively.

1. Summary of Significant Accounting Policies (Continued)

l. Research and Development

Research and development expenses consist primarily of flavor and formula development performed by third-party beverage developers, labor costs associated with blending whiskeys, costs associated with packaging development and point of sale materials.

m. Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes collected from customers and remitted to governmental authorities are presented in the accompanying statements of operations on a net basis.

n. Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts, computed using enacted tax rates, attributable to temporary differences between carrying amounts and tax bases of assets and liabilities and to carryforwards of tax deductions or credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company recognizes the tax benefit from an uncertain tax position only if it is “more likely than not” that the tax position would be sustained on examination by the taxing authorities, based upon the technical merits of the position. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon examination. Interest and penalties related to unrecognized tax benefits are classified as income tax expense.

o. Stock Appreciation Rights (SARs) and Stock-Based Compensation

The Company awards Stock Appreciation Rights (“SARs”) to eligible employees, directors, and key advisory consultants. Awards become exercisable/payable exclusively upon the consummation of a Change of Control transaction. Certain awards provide for settlement either upon a Change of Control or on a fixed Maturity Date, provided continuous service is maintained. Settlement may be paid in cash or shares of Common Stock at the Company’s discretion.

1. Summary of Significant Accounting Policies (Continued)

o. Stock Appreciation Rights (SARs) and Stock-Based Compensation (Continued)

In accordance with ASC 718-10-25-20 and ASC 718-10-55-40, vesting or exercisability conditioned upon a Change of Control ("CoC") constitutes a performance condition tied to an exit event. A Change of Control is not deemed probable of occurrence until the transaction is consummated. Consequently, no compensation expense or liability is recognized for CoC-contingent SARs until the Change of Control occurs.

Awards that permit settlement in cash or variable equity instruments at fair value on a specified maturity date are evaluated under ASC 718-10-25 and ASC 480. Where awards require cash settlement or allow settlement in a variable number of shares equal to a monetary amount, they are classified as liability instruments and remeasured at fair value at each reporting date. If the fair value of Common Stock does not exceed the base grant price and no intrinsic value or material time value exists under nonpublic company valuation practical expedients, the recognized liability is zero or nominal.

The Company accounts for forfeitures as they occur. Forfeited awards are cancelled in full without payout.

p. Simple Agreements for Future Equity (SAFEs)

The Company accounts for its SAFE instruments as liability-classified financial instruments under ASC 480 and ASC 815-40 because they embody an obligation to issue a variable number of shares upon settlement and contain conditional cash settlement provisions upon a Change of Control that are outside the Company's sole control. The obligations are initially recorded at original cash purchase value and subsequently remeasured at fair value at each reporting date.

2. Inventories

Inventories consisted of the following:

		2025		2024
Work in process inventory	$	412,934	$	505,792
Finished goods inventory		511,711		692,755
Inventories	$	924,645	$	1,198,547

3. Trademark Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets were as follows:

	2025 Gross Carrying Amount	2025 Accumulated Amortization	2024 Gross Carrying Amount	2024 Accumulated Amortization
Amortized intangible assets:				
Trademark Asset	$ 42,885	$ (17,154)	$ 42,885	$ (8,577)

No significant residual value is estimated for these intangible assets. Amortization expense for the years ended December 31, 2025 and 2024, totaled $8,577 and $8,577, respectively. Estimated amortization expense of intangible assets for each of the five succeeding years is:

Year	Estimated Amortization
2026	$ 8,577
2027	8,577
2028	$ 8,577
2029	-
2030	-

4. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

	2025	2024
Trade accounts payable	$ 193,974	$ 162,986
Accrued expenses	102,125	45,228
Accrued payroll and related benefits	3,104	7,743
Interest payable	44,060	-
Income taxes payable, current	-	92
Total accounts payable and accrued expenses	$ 343,263	$ 216,049

Buglisi Recobs Group, Inc.
Notes to the Financial Statements
For the years ended December 31, 2025 and 2024

5. Debt

Long-term debt consists of the following:

		2025		2024
Note payable under purchase order and accounts receivable financing agreement, interest at 1.875% per month, due upon the earlier of collection of the underlying receivable or 150 days from funding, secured by the related purchase order, accounts receivable, and substantially all inventory	$	250,000	$	-
Investor notes payable, interest at 5.84% and 4.82% per annum, interest accruing and capitalized to principal through September 2026, thereafter payable in monthly installments of $3,830 (interest only) through September 2028 and $11,211 (principal and interest) through maturity on September 1, 2036, unsecured		782,567		809,931
Officer loan payable, interest at 4.82% per annum, interest accruing and capitalized to principal through September 2026, thereafter payable in monthly installments of $886 (interest only) through September 2028 and $2,773 (principal and interest) through maturity on September 1, 2036, unsecured		204,861		200,000
Total long-term debt		1,237,428		1,009,931
Less current maturities		250,000		-
Net long-term debt	$	987,428	$	1,009,931

The aggregate amounts of principal maturities of long-term debt outstanding at December 31, 2025 are as follows:

5. Debt (Continued)

Year		Future Payments
2026	$	250,000
2027		-
2028		25,111
2029		103,728
2030		109,191
Thereafter		749,398
Total long-term debt	$	1,237,428

6. Equity

Under the articles of incorporation, the Company has authority to issue 10,000,000 shares of Common Stock with a $0.001 par value per share. The Company has authority to issue 2,500,000 shares of Preferred Stock with a $0.001 par value per share.

As of December 31, 2025 and 2024 the total Common Stock issued and outstanding was 2,800,000 and 2,800,000, respectively. As of December 31, 2025 and 2024 the total Preferred Stock issued and outstanding was 2,364,630 and 2,364,630, respectively.

Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to the Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

6. Equity (Continued)

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized to provide for the issue of all of any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the General Corporation Law of the State of Delaware.

The number of shares constituting the Series 1 Preferred Stock shall be 2,397,107 shares, with a par value $.001 per share.

The stated value per share of the Series 1 Preferred Stock shall be $1.90 (the "Stated Value").

No dividend whatsoever shall be paid or declared on account of any common stock of the Corporation, par value $0.001 per share (the "Common Stock"), unless an equivalent additional dividend is simultaneously paid on each outstanding share of Series 1 Preferred Stock based on the number of shares of Common Stock into which it is then convertible.

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of the stockholders in lieu of a meeting), each holder of outstanding shares of Series 1 Preferred Stock shall be entitled to cast the number of votes as shall equal the number of shares of Common Stock into which their shares of Series 1 Preferred Stock are convertible. Except as provided by law or by the other provisions of the Certificate of lncorporation, holders of Series 1 Preferred Stock shall vote together with holders of the Common Stock of the Corporation as a single class.

6. Equity (Continued)

In the event of a liquidation (which includes a termination, liquidation, dissolution or winding up of the Corporation either voluntary or involuntary or merger or consolidation in which the Corporation is not the surviving entity or a sale, lease, transfer, exclusive license or disposition of all or substantially all of our assets), the holders of the Series 1 Preferred Stock shall first be entitled to receive, out of the assets of the Corporation available for distribution to its stockholders, before any distribution or payment is made or any asset distributed to the holders of Common Stock or any other class or series of stock ranking junior to the Series 1 Preferred Stock, but subject to the rights of holders of any other then outstanding shares of Series A Preferred Stock or any other series of stock ranking *pari passu* with respect to the Liquidation rights of the Series 1 Preferred Stock, to be paid an amount equal to the Stated Value per share for each and every share of Series 1 Preferred Stock held by the holders of Series 1 Preferred Stock, plus all accrued and unpaid dividends (the "Series 1 Liquidation Payment").

6. Equity (Continued)

The Company's Board of Directors authorized 1,299,277 shares of Series 2 Convertible Preferred Stock, par value $0.001 per share, pursuant to a Certificate of Designations filed with the Secretary of State of the State of Delaware on October 31, 2020. The stated value is $1.9241 per share. The Series 2 Preferred Stock ranks senior to the Company's Series 1 Convertible Preferred Stock and Common Stock as to liquidation preference, and is pari passu with the Series 1 Preferred Stock in all other rights and preferences. Holders are not entitled to a stated or cumulative dividend, but no dividend may be paid on the Common Stock unless an equivalent dividend is simultaneously paid on the Series 2 Preferred Stock on an as-converted basis. Holders vote with the Common Stock as a single class on an as-converted basis, and under the Company's Third Amended and Restated Shareholders' Agreement dated June 19, 2020, the approval of a majority of the outstanding shares of Series 2 Preferred Stock, voting as a separate class, is required for amendments to the rights of the Series 2 Preferred Stock, the issuance of additional shares of Series 2 Preferred Stock, an initial public offering that does not constitute a qualifying offering, the voluntary liquidation or dissolution of the Company, related party transactions, and material changes in the nature of the Company's business.

Upon a liquidation, which includes a dissolution or winding up of the Company, a merger or consolidation in which the Company is not the surviving entity, or a sale or disposition of all or substantially all of the Company's assets, holders are entitled to receive, before any distribution to holders of Series 1 Preferred Stock or Common Stock, an amount per share equal to the stated value plus any accrued and unpaid dividends, or the amount they would receive on an as-converted basis if greater. Each share is convertible into Common Stock at the option of the holder at any time at an initial conversion price of $1.9241 per share, an initial ratio of one-for-one, subject to adjustment for stock dividends, subdivisions, combinations, and reclassifications, with no price-based anti-dilution protection. All outstanding shares convert automatically upon the earlier of an underwritten public offering at a pre-money valuation of at least $50,000,000 resulting in net proceeds to the Company of at least $10,000,000, or the vote or written consent of holders of a majority of the outstanding shares of Series 2 Preferred Stock. The Series 2 Preferred Stock is not redeemable and is not subject to mandatory redemption or redemption at the option of the holder.

7. Deferred Tax Asset Valuation Allowance

As of December 31, 2025 and 2024, the Company had federal net operating loss carryforwards of approximately $5,509,376 and $4,186,127, respectively. As of December 31, 2025 and 2024, the Company also had state net operating loss carryforwards of approximately $3,308,713 and $1,985,460, respectively.

7. Deferred Tax Asset Valuation Allowance (Continued)

The federal and state net operating loss carryforwards will begin to expire at various dates, depending on the year generated, while certain federal net operating losses generated after December 31, 2017 are carried forward indefinitely.

Utilization of the federal and state net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Based on the weight of available evidence, including the Company's history of cumulative operating losses, management has concluded that it is not more likely than not that the Company will realize the benefits of these deferred tax assets. Accordingly, the Company has recorded a full valuation allowance against its net deferred tax assets, including those related to the net operating loss carryforwards, as of December 31, 2025 and 2024.

8. SAFE Notes

The Company has raised aggregate gross proceeds of $1,375,000 through the issuance of Simple Agreements for Future Equity ("SAFEs") to investors. The SAFEs do not bear interest, have no stated maturity date, and do not confer voting or shareholder rights until converted into equity securities.

The instruments are categorized into two primary tranches based on agreed terms:

2023–2024 Tranche ($725,000): Features a Post-Money Valuation Cap of $20,000,000 and a 20% conversion discount (80% Discount Rate).

2024–2025 Tranche ($650,000): Features a Post-Money Valuation Cap of $18,000,000 and a 20% conversion discount (80% Discount Rate).

Upon the closing of an Equity Financing resulting in gross proceeds to the Company, the SAFEs automatically convert into shares of Safe Preferred Stock at a conversion price equal to the lower of (i) the Post-Money Valuation Cap divided by the Company's fully diluted capitalization or (ii) 80% of the price per share paid by new investors in the qualified financing.

8. SAFE Notes (Continued)

In the event of a Change of Control or Initial Public Offering prior to conversion, the SAFE holders are entitled to receive a cash distribution equal to the greater of (i) their original Purchase Amount (Cash-Out Amount) or (ii) the amount payable on the number of common shares into which the SAFE would convert based on the Liquidity Price.

In a voluntary or involuntary liquidation, the SAFEs rank senior to Common Stock, *pari passu* with Preferred Stock and other SAFEs, and junior to outstanding senior debt obligations.

9. Related Party Transactions

Christopher Buglisi is the Company's Chief Financial Officer, Chairman of the Board, a co-founder, and the holder of 1,400,000 shares of Common Stock, representing approximately 24.8% of the Company's outstanding capital stock. Karen Weiler and Al Weiler are immediate family members. Karen Weiler holds 641,586 shares of Series 1 Convertible Preferred Stock, representing approximately 11.4% of outstanding capital stock, acquired between 2015 and 2019 for aggregate consideration of $1,100,000. Al Weiler holds 262,000 shares of Series 1 Convertible Preferred Stock acquired in 2018 for $500,000.

Notes payable
At December 31, 2025 and 2024, notes payable to these related parties totaled $987,428 and $1,009,931, respectively, bearing interest at rates ranging from 4.82% to 5.84%. Interest expense on these notes was $55,996 and $36,034 for the years then ended, and accrued interest was $44,060 and $0 at those dates. Effective March 1, 2025, all of these notes were amended and restated to defer scheduled payments, capitalize accrued interest into principal, waive prior payment defaults, and extend maturity to September 1, 2036.

Simple agreements for future equity
The Company issued Simple Agreements for Future Equity (SAFE) to these related parties as follows: $375,000 to Al Weiler in December 2024, $250,000 to Karen Weiler in March 2025, and $100,000 to Christopher Buglisi in June 2025. These amounts represent $350,000 of the $375,000 and $375,000 of the $525,000 in aggregate proceeds from Simple Agreements for Future Equity (SAFE) received during the years ended December 31, 2025 and 2024, respectively.

Stock appreciation rights
Mr. Buglisi holds 25,000 stock appreciation rights granted under the Company's plan.

The terms of these transactions were negotiated between the Company and the related parties and are not necessarily indicative of terms that would have been obtained from unrelated third parties.

10. Stock Appreciation Rights

The following is a summary of SARs activity for the years ended December 31, 2025 and 2024.

10. Stock Appreciation Rights (Continued)

	Number of SARs	Weighted-Avg. Base Price ($)	Weighted-Avg. Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($)
Outstanding at December 31, 2023	188,000	1.92	11.8	-
Granted	76,000	1.92	10.0	-
Forfeited / Cancelled	-	-	-	-
Exercised / Settled	-	-	-	-
Outstanding at December 31, 2024	264,000	1.92	10.6	-
Granted	-	-	-	-
Forfeited / Cancelled	(64,000)	1.92	9.0	-
Exercised / Settled	-	-	-	-
Outstanding at December 31, 2025	200,000	1.92	9.7	-
Vested and Expected to Vest at December 31, 2025	200,000	1.92	9.7	-
Exercisable / Vested at December 31, 2025	195,500	1.92	9.8	-

For the years ended December 31, 2024 and 2025, stock-based compensation expense recognized for SARs was $0 as no Change of Control occurred and maturity-track awards had no excess fair value over base price. Because the vesting/payment of active awards is contingent upon a Change of Control transaction, unrecognized compensation cost will be recognized in full upon the consummation of such an event.

11. Nonrecurring inventory loss

A total of $91,734 was recorded as a non-recurring inventory loss related to the destruction of Oatrageous Espresso inventory. The adjustment consisted of the following:

- $41,262 – Destroyed 2,392 gallons of Espresso at $17.25 per gallon.
- $48,248 – Destroyed 1,019.83 cases of B01 Oatrageous Espresso at $47.31 per case, representing inventory held at the WC-NJ warehouse.
- $2,224 – Destroyed 47 cases of B01 Oatrageous Espresso at $47.31 per case, representing rejected inventory held at Black Button.

12. Litigation

The Company is a party to legal matters and claims in the normal course of operations. While the Company believes the ultimate outcome of such other matters and claims will not have a material adverse effect on the Company's financial position, results of operations, or cash flows, the outcome of such matters and claims is not determinable with certainty, and negative outcomes may adversely affect the Company.

13. Concentrations

For the years ended December 31, 2025 and 2024, the Company purchased approximately 34% and 23%, respectively, of its products from an oat milk liqueur supplier partner. At December 31, 2025 and 2024, amounts due to these suppliers represents 50% and 57%, respectively, of accounts payable.

For the years ended December 31, 2025 and 2024, the Company sold approximately 32% and 37%, respectively, of its total sales volume to its New Jersey distributor. At December 31, 2025 and 2024, amounts due from these customers represents 10% and 38%, respectively, of accounts receivable.

14. Subsequent Event

Management evaluated all activity of the Company through September 8, 2026 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.